

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 25, 2006

Mr. Douglas E. Fears
Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave, Suite 1400
Tulsa, Oklahoma 74119-3623

> **Re: Helmerich & Payne, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed December 13, 2005**
> **File No. 1-4221**

Dear Mr. Fears:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief